CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF
SERIES A CONVERTIBLE PREFERRED STOCK
OF
PARAGON SEMITECH USA, INC.

PARAGON SEMITECH USA, INC. (the “Company”), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify, that, pursuant to authority conferred upon the Board of Directors by the Company’s Certificate of Incorporation, and pursuant to Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors duly adopted resolutions (i) authorizing a series of the Company’s previously authorized preferred stock, par value $.001 per share, and (ii) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of Two Million (2,000,000) shares of Series A Convertible Preferred Stock of the Company as follows:

RESOLVED, that the Company is authorized to issue Two Million (2,000,000) shares of Series A Convertible Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”), which shall have the following powers, designations, preferences and other special rights:

1. Dividends.

(a) The holders of the Series A Preferred Stock shall be entitled to dividends payable at the rate of six percent (6%) of the then effective Liquidation Preference per annum (the “Dividend Rate”) payable quarterly.

(b) Dividends shall begin to accrue on the date of issuance of the Series A Preferred Stock to the holders (“Issuance Date”) and shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable quarterly in arrears on January 1, April 1, July 1, October 1 of each year (each, a "Dividend Date") with the first Dividend Date being October 1, 2008. If a Dividend Date is not a business day, then the dividend shall be due and payable on the business day immediately following such Dividend Date. To the extent that the Company is legally permitted to pay dividends, the Company shall pay dividends in cash on each Dividend Date; provided, that, at the option of the Company, dividends payable may be paid in shares of Common Stock (the “Dividend Shares”). (c) At least five (5) days prior to the applicable Dividend Date (the "Dividend Notice Date"), the Company shall provide written notice (the "Dividend Notice") to each holder indicating that the dividend is to be paid in cash or in Dividend Shares as the case may be. Dividends paid in Dividend Shares shall be paid in a number of fully paid and nonassessable shares (rounded up to the nearest whole share) of Common Stock equal to the quotient of (i) the amount of dividends payable divided by (ii) (a) $0.10038 (subject to adjustment under Section 5) or (b) if the Company’s Common Stock is then traded on a national securities exchange, inter-dealer quotation system or on the over-the-counter Bulletin Board or Pink Sheets, the average of the daily closing bid prices (or the equivalent in an over-the-counter market) for each day on which the Common Stock is traded during the period commencing thirty (30) days preceding, but not including, the Dividend Date. If any Dividend Shares are to be issued on a Dividend Date, then the Company shall within five (5) business days of the applicable Dividend Date, issue and deliver to such holder a certificate, registered in the name of the holder or its designee, for the number of shares of Common Stock to which the holder shall be entitled.

2. Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available therefor, an amount in cash equal to $10.038 per share of Series A Preferred Stock plus accrued and unpaid dividends (the “Liquidation Amount”). No distribution shall be made on any Junior Securities (as defined below) by reason of any liquidation, dissolution or winding up of the Company unless each holder of any Series A Preferred Stock shall have received all amounts to which such holder shall be entitled under this Section 2. If the assets of the Company are insufficient to pay in full such amounts, then the entire assets to be distributed to the holders of Series A Preferred Stock shall be distributed among such holders ratably in accordance with the respective amounts that would be otherwise be payable on such shares. At the election of a holder of Series A Preferred Stock made by written notice delivered to the Company at least two (2) business days prior to the effective date of the subject transaction, as to the shares of Series A Preferred Stock held by such holder, a Fundamental Transaction (as defined in Section 4 (g)) or Change in Control (as defined in Section 4 (b)) shall be treated as a liquidation as to such holder. The term “Junior Securities” shall mean any equity security of any kind which the Company or any subsidiary shall at any time issue or be authorized to issue other than the Series A Preferred Stock.

3. Voting Rights. The holders of shares of Series A Preferred Stock shall be entitled to the following voting rights:

(a)  Those voting rights required by applicable law; and

(b) Except with respect to the election of directors (as to which the holders of Series A Preferred Stock shall not be entitled to vote), the right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote, with each share of Series A Preferred Stock carrying a number of votes equal to the number of shares of Common Stock issuable upon conversion at the then applicable Conversion Ratio, and each holder of Series A Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the bylaws of the Company.

4. Conversion.

(a)
Conversion at Option of Holder. At any time prior to the fifth anniversary of the date of issuance, each share of Series A Preferred Stock shall be convertible, at the option of the Holder into a number of shares of Common Stock at the ratio that is determined by dividing (A) the Liquidation Amount by (B) the then effective Conversion Price (which shall initially be $0.10038, as such Conversion Price adjusted from time to time under Section 5) (the “Conversion Ratio”) subject to any adjustment pursuant to Section 5 of this Certificate of Designations of Preferences, Rights and Limitations (the “Certificate of Designations”).

(b)	Automatic Conversion.

(i) Subject to Section 2, all of the outstanding shares of Series A Preferred Stock shall be automatically converted into a number of shares of Common Stock at the Conversion Ratio, on the close of business on the business day on which a Qualified Trading Market Event occurs.

(ii) A “Qualified Trading Market Event” shall mean (a) the volume weighted average price of the Common Stock as reported by Bloomberg Finance, L.P. equals or exceeds Two Dollars ($2.00) per share during any twenty (20) consecutive trading days and (b) a minimum of 50,000 shares of Common Stock have traded for four consecutive weeks.

(c)	Mandatory Conversion.

All of the outstanding shares of Series A Preferred Stock shall be immediately converted into a number of shares of Common Stock at the Conversion Ratio when holders of sixty-six and two thirds (66 2/3%) percent of then outstanding Series A Preferred Stock on a cumulated basis deliver a Notice of Conversion in accordance with Section 4(d).

(d)
Notice of Conversion. Holders shall effect the mandatory conversion referred to in Section 4(c) by providing the Company with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”) fully completed and executed by the holders, together with the delivery by the holders to the Company of the stock certificate(s) representing the number of shares of Series A Preferred Stock to be converted, with such stock certificates being duly endorsed in full for transfer to the Company or with an applicable stock power duly executed by the holder in the manner and form as deemed reasonable by the transfer agent of the Common Stock. The conversion date shall be the trading day immediately following the applicable stock certificates are received by the Company (the “Conversion Date”). Shares of Series A Preferred Stock converted into Common Stock in accordance with the terms hereof shall be canceled and may not be reissued.

(e)
Delivery of Certificates Upon Conversion. Promptly following the Conversion Date, the Company shall deliver to each holder of Series A Preferred Stock who has delivered such holder’s certificates for Series A Preferred Stock to the Company (with such stock certificates being duly endorsed in full for transfer to the Company or with an applicable stock power duly executed by the holder in the manner and form as deemed reasonable by the transfer agent of the Common Stock) a certificate or certificates representing the number of shares of Common Stock being acquired upon the conversion of the shares of Series A Preferred Stock as to which certificates have been delivered to the Company. Promptly following the Conversion Date the Company shall deliver a notice (the Mandatory Conversion Notice”) to any holder of Series A Preferred Stock which has not delivered a Notice of Conversion to the Company. The Mandatory Conversion Notice shall state that a mandatory conversion has occurred and provide a means whereby the holder can transmit such holder’s certificates for Series A Preferred Stock to the Company (together with appropriate signed stock powers). The Company shall not be obligated to issue to any holder of Series A Preferred Stock who did not participate in the Conversion Notice or who has not transmitted to the Company such holder’s certificates for Series A Preferred Stock (together with appropriate signed stock powers) a certificate for Common Stock until such time has received such holder’s certificates for Series A Preferred Stock (together with appropriate signed stock powers), even though the conversion of all Series A Preferred Stock to Common Stock has taken place on the Company’s book.

(f)
Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock solely for the purpose of issuance on conversion of the Series A Preferred Stock, not less than such number of shares of Common Stock as shall be issuable upon the conversion of all outstanding shares of Series A Preferred Stock.

(g)
Fractional Shares. Upon conversion of the Series A Preferred Stock, the Company shall not be required to issue stock certificates representing fractional shares of Common Stock and the number of shares of Common Stock to be issued shall be rounded up to the nearest whole share.

(h)
Transfer Taxes. The issuance of certificates for shares of the Common Stock on conversion of the Series A Preferred Stock shall be made without charge to the holders thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the holder of such shares of Series A Preferred Stock so converted and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

5.Certain Adjustments.

(a)  Stock Dividends, Stock Splits, Reclassifications, Recapitalizations, Etc. If the Company, at any time after this Certificate of Designations is filed with the Secretary of State of the State of Delaware: (i) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock payable in shares of Common Stock, (ii) subdivides (including by way of stock split) its outstanding shares of Common Stock into a larger number of shares, (iii) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of shares of Common Stock any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction the numerator of which shall be the number of shares of Common Stock outstanding before such event and the denominator of which shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification. “Conversion Price” shall mean $0.10038, subject to adjustment as provided in this Certificate. If the Conversion Price is adjusted pursuant to Section 5 or as otherwise provided in this Certificate, the Conversion Ratio shall likewise be adjusted and the new Conversion Ratio shall be determined by multiplying the Conversion Ratio in effect before the adjustment by a fraction, the numerator of which is the Conversion Price in effect before the adjustment and the denominator of which is the new Conversion Price. Thereafter, subject to any further adjustments in the Conversion Price, each share of Series A Preferred Stock shall be convertible into Common Stock based on the new Conversion Ratio.

(b)  Dilutive Issuances. From and after the Issuance Date, until 5:00 PM New York City time on the second anniversary of the Issuance Date (after which no adjustment in the Conversion Price or number of shares of Common Stock pursuant this Section 5(b) shall be made), except for (i) Exempt Issuances (as defined below), (ii) issuances covered by Section 5(a) hereof or (iii) an issuance of Common Stock upon exercise or conversion of warrants, options or other convertible securities for which an adjustment has already been made pursuant to this Section 5, as to all of which this Section 5(b) does not apply,  if the Company closes on the sale or issuance of Common Stock at a price, or issues warrants, options, convertible debt or equity securities with an exercise price or conversion price which is less than the Conversion Price then in effect, the Conversion Price in effect from and after the date of such transaction shall be adjusted immediately thereafter so that it shall equal the price determined by multiplying the Conversion Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to the issuance of such additional shares plus the number of shares of Common Stock which the aggregate consideration received or receivable for the issuance of such additional shares would purchase at the Conversion Price then in effect, and the denominator of which shall be the number of shares of Common Stock outstanding immediately after the issuance of such additional shares. “Exempt Issuances” shall mean the issuance of (a) shares of Common Stock or options to employees, officers, directors of and consultants (other than consultants whose services relate to the raising of funds) of the Company or its subsidiaries pursuant to any stock or option plan that was or may be adopted by the Board of Directors, (b) securities on the conversion of the Series A Preferred Stock or the exercise of the Warrants (as defined in the Securities Purchase Agreement by and between the Company and the holder), (c) securities on the exercise of any other options, warrants or conversion of any convertible securities which are outstanding before the Issuance Date, (d) securities issued pursuant to acquisitions, licensing agreements, or other strategic transactions which are approved by the Board of Directors, and (e) securities issued pursuant to a bona fide firm underwritten public offering of the Company’s securities, provided such underwritten public offering has been approved in advance by the holders of more than fifty percent (50%) of the then outstanding shares of Series A Preferred Stock.

(d)  Calculations. All calculations under this Section 5 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 5, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares and shares owned by subsidiaries, if any) actually issued and outstanding.

(e)  Notice of Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to this Section 5, the Company shall promptly mail to each holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(f)  Notices of Other Events. If (i) the Company shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (ii) the approval of any stockholders of the Company shall be required in connection with any action, including without limitation, reclassification of the Common Stock or any Fundamental Transaction, (iii) the Company shall authorize the dissolution, liquidation or winding up of the affairs of the Company; then in each case, the Company shall cause to be mailed to the holders at their last addresses as they shall appear upon the stock records of the Company, at least 30 days prior to the applicable record or effective date, a notice stating (x) the date on which a record is to be taken for the purpose of such redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such rights or warrants are to be determined or (y) the date on which such reclassification is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification or Fundamental Transaction; provided, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice, provide such corporate action is otherwise valid.

(g)  Fundamental Transaction. If, at any time while the Series A Preferred Stock is outstanding, (i) the Company effects any merger or consolidation of the Company with or into another person, (ii) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (iii) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (iv) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then upon any subsequent conversion of this Series A Preferred Stock, the holder shall have the right to receive, for each share that would have been issuable upon such conversion absent such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been the holder of one share of Common Stock, immediately prior to such Fundamental Transaction (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the holder shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Series A Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new certificate of designations with the same terms and conditions and issue to the holder new preferred stock consistent with the foregoing provisions and evidencing the holder’s right to convert such preferred stock into the Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph and insuring that this Series A Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. Notwithstanding the foregoing or any other provisions of this Certificate, in the event that the agreement relating to a Fundamental Transaction provides for the conversion or exchange of the Series A Preferred Stock into equity or debt securities, cash or other consideration and the agreement is approved by the holders of a majority of the then-outstanding shares of Series A Preferred Stock, then the holders of the Series A Preferred Stock shall have only the rights set forth in such agreement.

6. Redemption

(a) If a Qualified Trading Market Event has not occurred prior to December 30, 2010 or upon the occurrence of a Change of Control at any time, then the holders of at least 30% of the then outstanding Series A Preferred Stock (the “Required Holders”) may by written notice require that the Company, and, upon such request, the Company shall, redeem all outstanding shares of Series A Preferred Stock for an amount equal to the product of the number of shares being redeemed and the Liquidation Amount per share (the “Redemption Price”); provided that (i) prior to any such redemption, any holder may convert any shares of such holder’s Series A Preferred Stock into Common Stock, and (ii) the Company shall only redeem the shares of Series A Preferred Stock out of legally available funds for such redemption. Notwithstanding the foregoing to the contrary, if the Company does not have sufficient funds to redeem all of the then outstanding Series A Preferred Stock, the Company shall redeem such number of shares of Series A Preferred Stock pro rata among the holders that its available fund is legally allowed to redeem.

(b) If a Qualified Trading Market Event has not occurred prior to December 30, 2010, the Company, upon written notice to all of the holders of Series A Preferred Stock may redeem, all (but not less than all) of the then outstanding shares of Series A Preferred Stock for the Redemption Price plus all accrued dividends through the date of redemption; provided that (i) prior to any such redemption, any holder may convert any shares of such holder’s Series A Preferred Stock into Common Stock, and (ii) the Company shall only redeem the shares of Series A Preferred Stock out of legally available funds for such redemption. Notwithstanding the foregoing to the contrary, if the Company does not have sufficient funds to redeem all of the then outstanding Series A Preferred Stock, the Company shall redeem such number of shares of Series A Preferred Stock pro rata among the holders that its available fund is legally allowed to redeem. A “Change of Control” means (i) any sale of all or substantially all of the assets of the Company or its operating subsidiaries; and (ii) any merger, consolidation or other business combination in which the Company or a subsidiary of the Company is not the surviving entity.

(c) Within 5 business days of receipt of a redemption notice from the Required Holders, or, if the Company elects to redeem the Series A Preferred Stock pursuant to Section 6(b), the Company shall provide written notice of redemption to all of the holders of the Series A Preferred Stock ("Notice of Redemption”) which notice shall set forth the date fixed for redemption (the “Redemption Date”) (which shall be no later than twenty days following the date of the Notice of Redemption) and the Redemption Price. The Company shall deliver the Redemption Price to the holders on the fifth (5th) business day following the later of the Redemption Date or receipt from the holders of certificates evidencing their shares. If the Company is unable to redeem all of the Series A Preferred Stock submitted for redemption, the Company shall redeem a pro rata amount from each holder.

7. Limitations Upon Disposition. The Series A Preferred Stock issuable pursuant to this Certificate of Designations and the shares of Common Stock issuable on conversion of the Series A Preferred Stock (collectively the “Securities”), if not registered by the Company under the Securities Act, may not be sold or offered for sale in the absence of an effective registration statement as to the Securities under the Securities Act, or an opinion of counsel satisfactory to the Company that such registration statement is not required. The above restrictions in this Section 7 shall be contained in a legend to be placed on each of the Series A Preferred Stock certificates at the time of issuance of the shares and a stop transfer order may be placed on such shares by the Company. In addition, the following language shall appear on the back of each of the Series A Preferred Stock certificates:

ANY TRANSFEREE OF THIS CERTIFICATE SHOULD CAREFULLY REVIEW THE TERMS OF THE COMPANY’S CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF THE PREFERRED SHARES REPRESENTED BY THIS CERTIFICATE.

8. Additional Rights. So long as any shares of Series A Preferred Stock remain outstanding, the Company shall not, without first obtaining the approval by vote or written consent of all the outstanding shares of Series A Preferred Stock, (i) alter or change the powers, preferences, privileges, or rights of the Series A Preferred Stock, (ii) amend the provisions of this paragraph or this Certificate of Designations or (iii) issue any securities which are senior to or on a parity with the Series A Preferred Stock as to receipt of dividends or amounts payable on liquidation. Securities are senior to the shares of Series A Preferred Stock, as to dividends or upon liquidation, dissolution or winding up, as the case may be, if the holders of such class or classes are entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Company, as the case may be, in preference or priority to the holders of shares of Series A Preferred Stock. Securities are on a parity with shares of Series A Preferred Stock, as to dividends or upon liquidation, dissolution or winding up, as the case may be, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share or sinking fund provisions, if any, are different from those of the Series A Preferred Stock, if the holders of such stock shall be entitled to the receipt of dividends or of amounts distributable upon dissolution, liquidation or winding up of the Company, as the case may be, in proportion to their respective dividend rates or liquidation prices, without preference or priority, one over the other, as between the holders of such stock and the holders of shares of Series A Preferred Stock.

9. Replacement. Upon receipt by the Company of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of any certificate evidencing one or more shares of Series A Preferred Stock, and in the case of loss, theft or destruction, of any indemnification undertaking by the holder to the Company in customary form and, in the case of mutilation, upon surrender and cancellation of such certificate, the Company at its expense will execute and deliver in lieu of such certificate, a new certificate of like kind, representing the number of shares of Series A Preferred Stock which shall have been represented by such lost, stolen, destroyed, or mutilated certificate.

10. Notices.  Whenever notice is required to be given pursuant to this Certificate of Designations, unless otherwise provided herein, such notice shall be given at the address then set forth in the Company’s records.

RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Company be and they hereby are authorized and directed to prepare and file a Certificate of Designations of Preferences, Rights and Limitations in accordance with the foregoing resolution and the provisions of Delaware law.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 29th day of August, 2008.

Name: Hong Zhao Title: Chief Financial Officer and Secretary

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES A PREFERRED STOCK)

The undersigned hereby elects to convert the number of shares of Series A Convertible Preferred Stock indicated below, into shares of common stock, par value $0.001 per share (the “Common Stock”), of Paragon Semitech USA, Inc., a Delaware corporation (the “Corporation”), according to the conditions hereof. If shares are to be issued in the name of a person other than undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Corporation in accordance therewith. No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any.

Conversion calculations:

Number of shares of Common Stock owned prior to Conversion: _______________
Number of shares of Series A Preferred Stock to be Converted: ________________
Certificate Number(s) of Series A Preferred Stock attached hereto:_________________
Number of Shares of Series A Preferred Stock represented by attached certificate(s):_________

[HOLDER]

By:
Name:
Title: